                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Collins & Aikman Corporation.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   194830 10 5

                                 (CUSIP Number)

                                Neil P. Simpkins
                      Blackstone Management Associates L.P.
                                 345 Park Avenue
                            New York, New York 10154
                            Tel. No.: (212) 583-5807

                                Stephen O'Connell
                       Wasserstein Management Partners, LP
                           1301 Avenue of the Americas
                            New York, New York 10019
                            Tel. No.: (212) 702-5689

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 12, 2001

             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 2 OF 25


--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Blackstone Capital Partners L.P.
                    13-3443784
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [X]
                                                                                                        (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                26,131,107
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,760,680
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   86.7%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 3 OF 25
--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Blackstone Management Associates L.P.
                      13-3611261
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                26,131,107
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,760,680
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   86.7%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 4 OF 25
--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Wasserstein/C&A Holdings, L.L.C.
                    13-3805480
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,629,573
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,760,680
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   86.7%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 5 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Wasserstein Perella Partners, L.P.
                    13-3495748
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,629,573
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,760,680
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   86.7%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 6 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Wasserstein Management Partners, LP
                      13-4149909
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,629,573
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,760,680
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   86.7%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 7 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cypress Management Partners, LLC
                    13-4149895
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH                     153,625
   REPORTING PERSON WITH
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,783,198
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,914,305
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                            [ ]

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   87.0%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 8 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cypress Capital Assets, LP
                    13-4149894
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                        153,625
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,783,198
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,914,305
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   87.0%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   PN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                   PAGE 9 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Cypress Capital Advisors, LLC
                    13-4148965
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [X]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
      NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                        153,625
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,783,198
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,914,305
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   87.0%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   OO
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5                                         SCHEDULE 13D                                  PAGE 10 OF 25

--------- ---------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Bruce Wasserstein
--------- ---------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                         (b) [ ]

--------- ---------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS

                   N/A
--------- ---------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------- ---------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
----------------------------- -------- ----------------------------------------------------------------------------------
      NUMBER OF SHARES        7        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                        216,016
                              -------- ----------------------------------------------------------------------------------
                              8        SHARED VOTING POWER

                                                53,760,680
                              -------- ----------------------------------------------------------------------------------
                              9        SOLE DISPOSITIVE POWER

                                                27,845,589
                              -------- ----------------------------------------------------------------------------------
                              10       SHARED DISPOSITIVE POWER

--------- ---------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   53,976,696
--------- ---------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ---------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   87.1%
--------- ---------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

                   IN
--------- ---------------------------------------------------------------------------------------------------------------

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 11 OF 25

         This Amendment No.1 amends and restates the statement on Schedule 13D jointly filed by Blackstone Capital Partners L.P. ("BCP"), Blackstone Management Associates L.P. ("BMA"), Wasserstein Perella Partners, L.P. ("WPP") and Wasserstein Perella Management Partners, Inc., which was converted to a Delaware limited partnership as of January 2, 2001 and whose name was changed as of such date to Wasserstein Management Partners, LP ( "WMP," together with BCP, BMA and WPP, the "Prior Reporting Persons"), filed on July 26, 1994 with respect to the shares (the "Shares") of common stock, par value $0.01 per share (the "Common Stock"), of Collins & Aikman Corporation (the "Issuer").

ITEM 1        SECURITY AND ISSUER

         This Statement relates to the Common Stock, par value $0.01 per share, of the Issuer. The Issuer's principal executive offices are located at 5755 New King Court, Troy, Michigan 48098.

ITEM 2        IDENTITY AND BACKGROUND

         Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being jointly filed by the Prior Reporting Persons, Wasserstein/C&A Holdings, L.L.C. ("WC&A"), Cypress Management Partners, LLC ("CMP"), Cypress Capital Assets, LP ("CCA"), Cypress Capital Advisors, LLC ("CCAD") and Bruce Wasserstein ("BW," together with the Prior Reporting Persons, WC&A, CMP, CCA and CCAD, the "Reporting Persons").

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 12 OF 25

Wasserstein/C&A Holdings, L.L.C.

         WC&A is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WC&A is to hold shares in the Issuer. The managing member of WC&A is WPP. WC&A owns certain of the Shares.

Wasserstein Perella Partners, L.P.

         WPP is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WPP is the participation in merchant banking activities, including committing capital to the organization and consummation of leveraged buyout transactions and private equity investments. WPP controls WC&A, which owns certain of the Shares.

Wasserstein Management Partners, LP

         WMP is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. WMP is the General Partner of WPP. The principal business of WMP is to act as general partner to certain investment partnerships, including WPP.

WPPN, LP

         WPPN is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of WPPN is to hold investments in various companies. The general partner of WPPN is CMP. WPPN owns certain of the Shares.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 13 OF 25

Cypress Management Partners, LLC

         CMP is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CMP is to serve as the general partner of WMP and WPPN.

Cypress Capital Assets, LP

         CCA is a Delaware limited partnership with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCA is to own, manage, supervise and dispose of various investments, directly or through the control or ownership of various entities. CCA is the sole member of CMP.

Cypress Capital Advisors, LLC,

                  CCAD is a Delaware limited liability company with its principal executive offices located at 1301 Avenue of the Americas, New York, New York 10019. The principal business of CCAD is to serve as general partner of CCA. The board of CCAD is comprised of BW, Pamela Wasserstein ("PW") and Ellis Jones ("EJ"). PW's business address is 2425 Olympic Boulevard, Santa Monica, California 90404, and her principal occupation is as an analyst at Rustic Canyon Group, a venture capital investment partnership. EJ's business address is 1301 Avenue of the Americas, New York, New York 10019 and his principal occupation is Chief Executive Officer of Wasserstein & Co., LP ("W&C"). The executive officers of CCAD are EJ, George Majoros ("GM") and Robert Mersten ("RM"). The business address of each of GM and RM is 1301 Avenue of the Americas, New York, New York 10019 and the principal occupation of each of

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 14 OF 25


GM and RM is to serve as executive officers of W&C. GM, RM, EJ and PW are citizens of the United States of America.

Bruce Wasserstein

         BW's business address is 1301 Avenue of the Americas, New York, New York 10019 and his principal occupation is Executive Chairman of Dresdner Kleinwort Wasserstein, Inc. BW is a citizen of the United States of America. BW owns certain of the Shares and may be deemed to be a control person of CCAD.

Blackstone Management Associates L.P.

         BMA is a Delaware limited partnership with its principal executive offices located at 345 Park Avenue, 31st floor, New York, New York 10154. At present, the business of BMA consists of performing the function of, and serving as, the general partner of certain limited partnerships, including Blackstone Advisory Directors Partnership L.P. ("BADP"), a Delaware limited partnership which owns certain of the Shares. BMA is under common control with Blackstone Family Investment Partnership I L.P. ("BFIP"), which owns certain of the Shares.

Blackstone Capital Partners L.P.

         BCP is a Delaware limited partnership with its principal executive offices located at 345 Park Avenue, 31st floor, New York, New York 10154. BCP was formed for the purpose of, among other things, (i) committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and (ii) capitalizing affiliates which will engage in investment and merchant banking activities. The general partner of BCP is BMA. BCP indirectly controls Blackstone Capital Company II, L.L.C. ("BCC II"), which owns certain of the Shares.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 15 OF 25

         None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 and none of the persons listed on Schedule 1 has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 1 provides supplemental information with respect to this Item
2.

ITEM 3        SOURCE AND AMOUNT OF FUNDS

         The Shares beneficially owned by the Reporting Persons were acquired in the merger of Collins & Aikman Holdings II Corporation into the Issuer (the "Merger"), the exchange of $194.8 million of subordinated PIK Notes of the Issuer held by the Prior Reporting Persons for 18,547,152 Shares and the purchase of 8,810,000 Shares (including 2,250,000 Shares obligated to be purchased on July 29, 1994) from the Company (the "Purchase"). For a description of those transactions, see pages 16 and 64 of the Prospectus dated July 6, 1994 (included in Registration Statement No. 33-53179). The Reporting Persons acquired the 8,810,000 Shares in the Purchase at a price of $9.87 per share, the purchase price being funded under the Credit Agreement, dated as of July 13, 1994, between BCC II, the lenders named therein and The Chase Manhattan Bank (as successor to Chemical Bank) and the Credit Agreement, dated as of July 13, 1994, between WC&A, the lenders named therein and The Chase Manhattan Bank (as successor to Chemical Bank) (collectively, the "Credit Agreements").

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 16 OF 25

         The Credit Agreements have been subsequently amended and restated as of May 26, 1999 and further amended after such date.

ITEM 4        PURPOSE OF TRANSACTION.

         BCC II, BFIP, BADP and BCP (collectively "Blackstone") and WC&A (together with Blackstone, the "Sellers") have entered into a Stock Purchase Agreement with Heartland Industrial Partners, L.P. ("Heartland"), dated as of January 12, 2001 (the "Stock Purchase Agreement"), pursuant to which the Sellers will sell 27,000,000 shares of Common Stock to Heartland for an aggregate price of $135,000,000, which is equal to $5 a share. The consummation of the transactions contemplated by the Stock Purchase Agreement (the "Closing") is subject to a number of conditions, including the Sellers' obtaining the consent of the parties to the Issuer's Credit Agreement and to the Indenture among the Issuer, Collins & Aikman Products Co. ("C & A Products") and First Union National Bank, dated as of June 1, 1996, and the consummation of the transactions contemplated by the Share Purchase Agreement entered into by the Issuer and Heartland (the "Issuer Stock Purchase Agreement"). After the Closing, the Reporting Persons will beneficially own 26,976,696 shares of Common Stock for investment purposes and will cease to control the Issuer.

         Pursuant to the Issuer Stock Purchase Agreement, the Issuer will issue 8,600,000 shares of Common Stock to the New Investors and 1,000,000 shares of Non-Voting Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Shares"), convertible into 16,400,000 shares of Common Stock, for an aggregate purchase price of $125,000,000.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 17 OF 25

         In connection with the Closing, the Amended and Restated Stockholders Agreement, dated as of June 29, 1994, among BCP, WPP, the Issuer and C & A Products (the "Stockholders Agreement"), is to be terminated, and the Sellers, Heartland and the Issuer will enter into a new Stockholders Agreement (the "New Stockholders Agreement"). Pursuant to such Agreement, the parties will agree to vote to ensure that the Board of Directors of the Issuer (the "Board") consists of nine members before the conversion of the Convertible Preferred Shares into Common Stock and thirteen members after such conversion. Heartland will have the right to appoint four directors to the Board before such conversion and seven afterwards, and each of Blackstone and WC&A will have the right to appoint one director.

         In addition, pursuant to the New Stockholders Agreement, Heartland is to receive certain rights, including drag-along rights and the right of first refusal, and the Sellers are to receive certain rights, including tag-along rights. In connection with the Closing, the Issuer, the Sellers and Heartland will enter into a Registration Rights Agreement, pursuant to which the Sellers and Heartland will have demand and piggyback registration rights and the Sellers would have an absolute right to sell in any secondary offering prior to Heartland and any third party which desires to sell its Common Stock.

         In connection with the Closing, the Issuer, Heartland and the Sellers will enter into a Profit Participation Agreement, pursuant to which Heartland is to grant the Sellers and the Issuer a contingent participating interest in the cash profits realized, if any, by Heartland upon the sale of the Shares Heartland is purchasing, up to $.25 a share, which amount will increase (to the extent not received) by 6.8% annually (compounded quarterly). Also in connection with the Closing, the Voting

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 18 OF 25

Agreement, dated as of June 29, 1994, between BCP and WPP (the "Voting Agreement"), is to be terminated.

         The Reporting Persons continue to monitor and evaluate their investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects and
(ii) market, general economic and other conditions. In light of the foregoing factors and the plans and requirements of the Reporting Persons from time to time, the Reporting Persons may determine either directly or indirectly to (i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, or (iii) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of Shares by the Reporting Persons may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Persons or their affiliates may determine to increase or decrease their interests in the Issuer through one or more transactions in the open market or to distribute some or all of their interests in the Issuer to their partners or members.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 19 OF 25

         Except in connection with the transactions effected pursuant to the Stock Purchase Agreement, the New Stockholders Agreement, the Profit Participation Agreement, the Registration Rights Agreement and the Issuer Stock Purchase Agreement, the Reporting Persons do not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing the Common Stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right, either individually or in any combination among themselves or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 20 OF 25

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

         The aggregate number and percentage of the outstanding Common Stock, based upon a total of 61,978,417 shares reported as outstanding by the Issuer as of November 10, 2000, of which the Reporting Persons have dispositive power over, are as follows:

Blackstone

         In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations of the Act, BMA may be deemed to own beneficially 53,760,680 Shares, which constitute approximately 86.7% of the outstanding Shares. BMA has sole voting power with respect to none of the Shares; has shared voting power (as general partner of BCP and BADP) with respect to 53,760,680 Shares as a result of the Voting Agreement; has sole dispositive power with respect to 26,131,107 Shares (which includes the Shares owned by BFIP, which is under common control with BMA), subject to certain limitations under the Stockholders Agreement and including the Shares owned by BFIP, and has shared dispositive power with respect to none of the Shares.

Wasserstein

         In accordance with such Rule 13d-5(b)(1), WC&A, WMP and WPP may be deemed to own beneficially 53,760,680 Shares, which constitute approximately 86.7% of the outstanding Shares; have sole voting power with respect to none of the Shares; have shared voting power with respect to 53,760,680 Shares as a result of the Voting Agreement; have sole dispositive power with respect to 27,629,573 of the Shares, subject to certain limitations under the Stockholders Agreement, and have shared dispositive power with respect to none of the Shares.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 21 OF 25

         In accordance with such Rule 13d-5(b)(1), WPPN may be deemed to own beneficially 153,625 of the Shares, which constitute approximately 0.25% of the outstanding Shares; has sole voting power with respect to 153,625 of the Shares; has shared voting power with respect to none of the Shares; has sole dispositive power with respect to 153,625 of the Shares and has shared dispositive power with respect to none of the Shares.

         In accordance with such Rule 13d-5(b)(1), CCAD, CCA, CMP, may be deemed to own beneficially 53,914,305 Shares, which constitute approximately 87.0% of the outstanding Shares; have sole voting power with respect to 153,625 of the Shares; have shared voting power with respect to 53,760,680 of the Shares as a result of the Voting Agreement; have sole dispositive power with respect to 27,783,198 of the Shares, subject to certain limitations under the Stockholders Agreement with respect to 27,629,573 of the Shares, and have shared dispositive power with respect to none of the Shares.

         In accordance with such Rule 13d-5(b)(1), BW may be deemed to own beneficially 53,976,696 Shares, which constitute approximately 87.1% of the outstanding Shares; has sole voting power with respect to 216,016 of the Shares; has shared voting power with respect to 53,760,680 of the Shares as a result of the Voting Agreement; has sole dispositive power with respect to 27,845,589 of the Shares, subject to certain limitations under the Stockholders Agreement with respect to 27,629,573 of the Shares, and has shared dispositive power with respect to none of the Shares.

         Except as set forth above, no transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the last 60 days.

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 22 OF 25

         WC&A, WPP, WMP, CMP, CCA, CCAD and BW disclaim beneficial ownership of shares beneficially owned by BMA, BADP, BFIP, BCC II or BCP. BMA, BADP, BFIP, BCC II and BCP disclaim beneficial ownership of shares beneficially owned by WC&A, WPP, WMP, CMP, CCA, CCAD or BW.

ITEM 6 CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See descriptions of agreements listed in Item 4 of this Schedule 13D.

ITEM 7        MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 7         Stock Purchase Agreement
                  Exhibit 8         Issuer's Stock Purchase Agreement

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 23 OF 25

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2001.



                                    BLACKSTONE CAPITAL PARTNERS L.P.


                                    By:   Blackstone Management Associates L.P.,
                                          its General Partner


                                          By: /s/ Neil P. Simpkins
                                              ----------------------------------
                                              Name: Neil P. Simpkins
                                              Title: Authorized Signatory


                                    BLACKSTONE MANAGEMENT ASSOCIATES L.P.


                                    By: /s/ Neil P. Simpkins
                                        ----------------------------------------
                                        Name: Neil P. Simpkins
                                        Title: Authorized Signatory


                                    WASSERSTEIN/C&A HOLDINGS, L.L.C.


                                    By: /s/ Stephen V. O'Connell
                                        ----------------------------------------
                                        Name: Stephen V. O'Connell
                                        Title: President


                                    WASSERSTEIN PERELLA PARTNERS, L.P.


                                    By:   Wasserstein Management Partners, LP,
                                          its General Partner


                                          By: /s/ Ellis Jones
                                              ----------------------------------
                                              Name: Ellis Jones
                                              Title: President

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 24 OF 25

                                    WASSERSTEIN MANAGEMENT PARTNERS, LP


                                    By: /s/ Ellis Jones
                                        ----------------------------------------
                                        Name: Ellis Jones
                                        Title: President


                                    CYPRESS MANAGEMENT PARTNERS, LLC


                                    By: /s/ Ellis Jones
                                        ----------------------------------------
                                        Name: Ellis Jones
                                        Title: President


                                    CYPRESS CAPITAL ASSETS, LP


                                    By:   Cypress Capital Advisors, LLC,
                                          its General Partner


                                          By: /s/ Ellis Jones
                                              ----------------------------------
                                              Name: Ellis Jones
                                              Title: President


                                    CYPRESS CAPITAL ADVISORS, LLC


                                    By: /s/ Ellis Jones
                                        ----------------------------------------
                                        Name: Ellis Jones
                                        Title: President

                                    /s/ Bruce Wasserstein
                                    --------------------------------------------
                                    Bruce Wasserstein

CUSIP NO. 194830 10 5             SCHEDULE 13D                    PAGE 25 OF 25

                                   SCHEDULE I

A. Blackstone Management Associates L.P.

         Each of the persons named below is a citizen of the United States of America. The principal business address of each of the Blackstone Management Associates L.P. general partners is 345 Park Avenue, New York, New York, 10154.



              Name
----------------------------------


General Partners

Peter G. Peterson

Stephen A. Schwarzman

J. Tomilson Hill

James J. Mossman

Arthur B. Newman

Mark T. Gallogy

Michael Hoffman

         Peter G. Peterson's principal occupation or employment is serving as Chairman of The Blackstone Group L.P. ("TBG"), an investment banking firm whose principal address is 345 Park Avenue, New York, New York, 10154.

         Stephen A. Schwarzman's principal occupation or employment is serving as the President and Chief Executive Officer of TBG.

         Messrs. Peterson and Schwarzman also serve as the general partners each of Blackstone Group Holdings L.P. ("BGH") and BMA and are general partners and controlling members of other Blackstone entities.

         The principal occupation or employment of each of the remaining general partners of BMA is serving as Senior Managing Director of TBG, whose principal business address is listed above. Each such general partner also serves as a general partner in each of BGH and BMA and other Blackstone entities.